

Mail Stop 7010

June 2, 2009

via U.S. mail and facsimile

Carl R. Christenson, Chief Executive Officer
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

       RE: Altra Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 6, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 5, 2009
              Definitive Proxy
              Filed April 24, 2009
              File No. 001-33209

              Altra Industrial Motion, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 20, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 8, 2009
              File No. 333-124944

Dear Mr. Christenson:

       We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1. We note the disclosure on page 5 that your company has a history dating back to 1857. We also note the disclosure on page 13 that your company was formed in 2004. Finally, we note the disclosure under "History and the Acquisitions" on page 39. Please clarify your corporate history, including a discussion of the nature of your business as it developed over time. Please also provide the information required by Item 101(a)(1) of Regulation S-K, or provide a cross-reference to the information if it is located elsewhere in the filing. Please show us in your supplemental response what the revisions will look like.

2. Please explain in greater detail your corporate structure and how your operations are conducted through this structure. Please show us in your supplemental response what the revisions will look like.

Our Company, page 4

3. Please disclose the information required by Item 101(e)(4) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 30

Goodwill, Intangibles and other long-lived assets, page 31

4. As your customer relationships and tradenames/trademarks intangible assets are 15% of total assets as of December 31, 2008, please provide a more comprehensive discussion of your testing of these assets for impairment. In this regard, we note your statement that you may be required to take an impairment charge for your long-lived assets in future periods. Examples of how you could enhance your disclosures include:

    • A statement as to whether you tested any of your customer relationship intangible assets for impairment during the current fiscal year. For those customer relationship intangible assets that were tested, please disclose (a) a more detailed explanation of the method under the income approach used to estimate the fair value; (b) a qualitative and quantitative description of the material assumptions used in the method; and (c) a sensitivity analysis of the material assumptions using other reasonably likely inputs in the method including the impact to the fair value of the intangible assets.

- For your tradenames/trademarks, please provide a more detailed explanation of the method used under the income approach to estimate fair value. Please also disclose the material assumptions used in the method. If any of the material assumptions changed from the previous testing period, please disclose the assumptions previously used, the reasons for the changes, and the impact the changes had on the estimated fair value. Please also provide a sensitivity analysis that includes (a) the other reasonably likely key assumptions; (b) how those assumptions would have impacted the estimated fair value in comparison to the carrying value; and (c) the factors that could result in you using the other reasonably likely assumptions in the future.

Please provide us with the disclosures you intend to include in future filings beginning with your second quarter of fiscal year 2009 Form 10-Q. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

5. We note that you recognized a $31.8 million impairment charge for goodwill assigned to three of your reporting units, which had a material impact to fiscal year 2008 income from operations. We further note that you attributed the goodwill impairment charge to significant declines in macroeconomic market conditions, substantial declines in global equity valuations, and your market capitalization. There is a concern that investors may not fully understand why such a significant charge was recognized during the fourth fiscal quarter as you have provided a general explanation rather than specific disclosures of the facts and circumstances, your operating results otherwise increased over fiscal year 2007, and you recognized strong operating cash flows. In future filings, please revise your disclosures to provide investors with a detailed discussion of the factors that caused a material change in the estimated fair value of the reporting units. Specifically, please consider the following points, at a minimum:

- A detailed explanation as to how each of the three factors disclosed impacted the assumptions used in preparing the discounted cash flow analysis for each of the three reporting units. Please note that your discussion should fully explain the issues that arose during fiscal year 2008 that resulted in changes to your long-term cash flow projections for these three reporting units to the extent that a goodwill impairment charge was required. For example, we note that your market capitalization was approximately $202.4 million based on your closing stock price and outstanding shares of common stock as of

December 31, 2008. We further note that total stockholders' equity subsequent to the goodwill impairment charge is $128.9 million. Please address how your market capitalization impacted your goodwill impairment tests.

- As you use an income approach using the discounted cash flow method to estimating the fair value of your reporting units, please provide a detailed explanation as to how market capitalization was one of the material factors resulting in the goodwill impairment charge. In this regard, market capitalization is typically associated with the market approach for estimating fair value.
- Include a quantitative description of all the material assumptions used in the discounted cash flow model and how the assumptions used in the current year changed since the prior year and highlight the impact of any changes.   For example, disclose the actual discount rates used both in the current year and the prior year and explain the impact of this change on the estimated fair value of each of your reporting units.
- For each of the three reporting units, disclose the amount of goodwill remaining. If the impairment charge eliminated goodwill for any or all of the three reporting units, please disclose as such.

Please provide us with the disclosure you intend to include in future filings beginning with your second quarter of fiscal year 2009 Form 10-Q.

6. We note that goodwill is 15% of total assets as of December 31, 2008. We note that you have provided a sensitivity analysis that indicates if the percentage change were to occur, certain of your reporting units may have goodwill at-risk for impairment. There is a concern that your current disclosures may not fully communicate to investors the material uncertainties underlying your assets including goodwill. If you (a) have reporting units with estimated fair values that do not materially exceed the carrying value, or (b) were to use other reasonably likely inputs in the discounted cash flow model that could have been assumed at the balance sheet date that would result in the estimated fair value to be less than the carrying value of your reporting units, please revise your disclosure in future filings to provide investors with forewarning disclosures regarding the realizability of your remaining goodwill asset by addressing each of the following:

- Disclose the number of reporting units you estimate the fair value for purposes of testing goodwill for impairment.
- Disclose those reporting units with carrying values close to the estimated fair values, including (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit and (c) the fair value of the reporting unit for each period presented.

- Provide qualitative and quantitative descriptions of the material assumptions used for each reporting unit and for each period presented. Examples of assumptions for a discounted cash flow method include (a) the discount rate, (b) the revenue growth rates, (c) the operating profit margins, and (d) the terminal rate, at a minimum. Include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test.
- We note your disclosure regarding a percentage change to your profitability forecast and discount rate. Please consider providing a sensitivity analysis that uses other reasonably likely assumptions in the discounted cash flow model and disclose the impact on the outcome of the goodwill impairment test. Specifically, please consider disclosing (a) the other reasonably likely key assumptions for each reporting unit; (b) how those assumptions would have impacted the result of the impairment test by reporting unit (i.e., if an impairment charge would have been recognized and an estimate of the amount); and (c) the factors that could result in you using the other reasonably likely assumptions in the future. A sensitivity analysis using other reasonably likely inputs provides investors with transparency into how the outcome of the goodwill impairment test or the amount of the impairment charge recognized would be impacted had the other reasonably likely inputs been used rather than a percentage change that may or may not be reasonably likely.
- You have stated that your market capitalization contributed to the recognition of the goodwill impairment and that market conditions may cause future impairments. As such, please disclose the aggregate fair value of your reporting units and your market capitalization. Please also discuss and quantify the material differences between these two amounts, including the objective evidence used to support the reasonableness of the underlying differences.

Please provide us with the disclosures you intend to include in future filings beginning with your second quarter of fiscal year 2009 Form 10-Q. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

7. Goodwill and Intangible Assets, page 66

7. In future filings, please include the rollforward of goodwill for each balance sheet period presented. Refer to paragraph 45.c. of SFAS 142 for guidance.

8. Warranty Costs, page 67

8. In future filings, please revise your disclosure to state the length of the warranty period for your products. Please also revise your presentation of your warranty reserve rollforward to present the line items required by paragraph 14 of FIN 45

in future filings. Specifically, please separately present the additions related to warranties issued during the reporting period and the additions related to preexisting warranties. Finally, please provide the tabular reconciliation for each of the three reporting periods presented.

14. Concentrations of Credit, Segment Data and Workforce, page 79

9. We note your disclosure that you have multiple operating segments as defined in paragraph 10 of SFAS 131 and that you are aggregating your multiple operating segments into one reportable. As you have stated that discrete financial information is not available by product line, it is unclear how your operating segments are organized. Further, we note that you recognized goodwill impairment at three of your reporting units, and your disclosure indicates that you have at least four reporting units. It appears possible that one or more of your operating segments may not have similar economic characteristics. Please provide us with your detailed analysis of paragraph 17 of SFAS 131 for each of your operating segments that demonstrates your operating segments should be aggregated into one reportable segment. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, and your segment profit measure and margin, along with any other information you believe would be useful in assessing economic similarity, for each of your operating segments for each of the three years ended December 31, 2008 and the 3-month periods ended March 31, 2009 and March 31, 2008 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

16. Commitments and Contingencies, page 81

10. In future filings, please revise your disclosure to address the materiality of pending legal proceedings to your results of operations and cash flows in addition to your financial position. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, cash flows and/or financial position, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5. Please provide us with the disclosure you intend to include in future filings.

Item 9A. Controls and Procedures, page 84

Disclosure Controls and Procedures, page 84

11. We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please revise accordingly and show us in your supplemental response what the revisions will look like.

Item 15. Exhibits, Financial Statement Schedules, page 87

12. We note that it appears you have not filed on EDGAR certain exhibits and schedules to the documents you have filed as Exhibits to the Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. For example, certain schedules and exhibits to the credit agreement filed as Exhibit 10.1 and the credit agreement filed as Exhibit 10.35 have not been filed on EDGAR. Please advise. Refer to Item 601(b)(10) of Regulation S-K.

13. We note that you have entered into indemnification agreements with your directors and executive officers. However, it does not appear that you have filed these agreements as exhibits to the Form 10-K. Please advise.

Signatures, page 97

14. We note that you are missing the following language and the accompanying signatures pursuant to Form 10-K instructions: "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated." Please provide both signature sections pursuant to Form 10-K instructions.

Exhibits 31.1 and 31.2

15. We note changes to the certifications including in the fourth paragraph that the term "internal control over financial report" is used instead of "internal control over financial reporting" and in paragraph 4(d) the language "year ended December 31, 2008" is used instead of "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." We also note similar changes in the certifications contained in your Form 10-Q for the quarter ended March 31, 2009. Please file the certifications in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

7. Goodwill and Intangible Assets, page 9

16. We note your disclosure on page 36 of your 2008 Form 10-K that if market conditions continue to deteriorate in 2009 you may be required to recognize additional impairment charges. For the quarter ended March 31, 2009, we note market capitalization was less than total stockholders' equity, net sales declined 23.7% as compared to the same period in 2008 and your share price declined by approximately 51% from December 31, 2008, to March 31, 2009. Given these factors, please advise us and disclose in future filings whether you performed impairment test/assessments for your intangible assets including goodwill. If not, please explain the factors you considered in concluding that an impairment test/assessment was not necessary. Refer to paragraphs 17, 26 and 28 of SFAS 142 and paragraph 8 of SFAS 144 for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

17. We note that in March 2009 you adopted a new restructuring plan involving headcount reduction and consolidation of facilities with a total cost of $12.1 million to $14.5 million. As these costs may have a material impact to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4. Specifically, please disclose the following in future filings, as applicable, for each restructuring plan:

- The expected effects on future earnings and cash flows resulting from the exit plan including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity.
- The periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.

Liquidity and Capital Resources, page 24

18. In future filings, please disclose whether you were in compliance with all covenant requirements associated with all of your borrowings.

Mr. Christenson
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
June 2, 2009
Page 9

19. We note that your 9% Senior Secured Notes and 11.25% Senior Notes contain covenants that put substantial limitations on Altra Industrial. If these covenants include financial covenants that Altra Industrial is required to met, please provide a description of each of the financial covenants and disclose the actual amounts versus the minimum/maximum amounts permitted under the financial covenants, if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Definitive Proxy Statement

Base Salary, page 17

20. We note the salary increase for Mr. Christenson for assuming the role of president and chief executive officer. Please clearly explain how the compensation committee set his base salary. For example, you indicate that base salaries were set in 2007 to match market median levels and that there were no increases in 2008 because of market conditions. Please show us in your supplemental response what the revisions will look like.

Annual Cash Incentives, page 18

21. Please disclose the following information regarding the annual cash incentives for each of your named executive officers:

- the 2008 sales and earnings growth target to be achieved by the named executive officers,
- the 2008 actual adjusted EBITDA, working capital management number of turns, and sales and earnings growth used to determine the annual cash incentive payout,
- the weighting of these three goals, and
- the actual payouts under the MICO program.

Please consider demonstrating how the payouts are determined through an illustrative example or table. Please show us in your supplemental response what the revisions will look like.

Long-Term Incentive, page 19

22. Please describe how the Compensation Committee determined the size of the restricted stock grants for each of the named executive officers. Please show us in your supplemental response what the revisions will look like.

Summary Compensation Table, page 23

23. We note that you provide only two years of compensation information. Item 402(c)(1) of Regulation S-K requires that you provide three years of information. Please advise.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief